UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Acquisition of Bethesda Medical

On April 11, 2025, Basel Medical Group Pte. Ltd. (“BMGPL”), a subsidiary of Basel Medical Group Ltd (Nasdaq: BMGL), entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with Silkroute Biomed Healthcare Pte. Ltd. (the “Seller”) for the acquisition of all of the ordinary shares in the issued and paid-up share capital (the “Sale Shares”) of Bethesda Medical Pte. Ltd., a company incorporated in Singapore (“Bethesda Medical”).

Bethesda Medical is a healthcare provider in Singapore offering specialized medical services, including diagnostic imaging and outpatient care, with a focus on patient-centered solutions. Known for its advanced facilities and experienced professionals, its clinics are committed to delivering high-quality, accessible healthcare to the community.

Pursuant to the Sale and Purchase Agreement, the aggregate consideration for all the Sale Shares shall be US$8,000,000, to be paid to the Seller in accordance with the following payment tranches: (a) US$6,500,000 on the completion date; (b) US$500,000 on June 30, 2025; and (c) US$1,000,000 on June 30, 2026.

The Sale and Purchase Agreement contains representations, warranties, covenants and closing conditions of each of the parties thereto that are customary for transactions of this type. The completion of the acquisition pursuant to the Sale and Purchase Agreement shall take place on April 30, 2025 or the business day immediately after all closing conditions have been satisfied or waived (as the case may be) (whichever is earlier), or any such other date as may be agreed between the Seller and BMGPL in writing.

The foregoing description of the Sale and Purchase Agreement is qualified in its entirety by reference to the full text of the Sale and Purchase Agreement, a copy of which is appended as Exhibit 4.1 hereto which is incorporated herein by reference.

On April 11, 2025, the Company issued a press release furnished herewith as Exhibit 99.1 announcing the signing of the Sale and Purchase Agreement.

EXHIBITS

Exhibit No.	Description
4.1	Sale and Purchase Agreement dated April 11, 2025 between Basel Medical Group Pte. Ltd. and Silkroute Biomed Healthcare Pte. Ltd.
99.1	Press Release dated as of April 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Title:	Chief Executive Officer and Director

Date:	April 11, 2025